FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F    X

                     FORM 40 F   _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: February 20, 2004

BY:

/s/ Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES LTD.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

February 20, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

/s/ Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC.

#1904 – 837 West Hastings Street

Vancouver, B.C. V6C 3N7

Canada

February 19, 2004

TSX Venture:  ASW

OTC Bulletin Board:  ASWRF

Berlin Exchange:  AMO

ANGLO SWISS COMMMENCES TRADING ON THE BERLIN STOCK EXCHANGE

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin-AMO) commenced trading on the Berlin Exchange, in Euro dollars, under the symbol “AMO”.

Len Danard, President & CEO of Anglo Swiss Resources Inc. states “ the addition of a European listing, in conjunction with the TSX Venture Exchange and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in our efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world”.

To-date, Anglo Swiss has discovered gem-grade sapphire, iolite, garnet, aquamarine, tourmaline, titanite, moonstone and several varieties of quartz on its Blu Starr Gemstone property, located in southern British Columbia. The geology of British Columbia is very complex and includes the favourable geological settings for hosting a wide variety of gemstones.  Large areas of BC are underlain by high-grade metamorphic rocks similar to those hosting may of the gem deposits in East Africa and those believed to be the source of some of the gemstones found in the placer deposits of Sri Lanka.

Previous exploration over the last six years has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed work programs targeting the alluvials, are in the planning/budgeting stages for the 2004 season.

The Company is also developing the historic Kenville Gold Mine, located near Nelson, British Columbia.  Although the Kenville Mine has not been in production for decades, figures released in 1990 ranked it as the 26th largest gold producer in British Columbia history. British Columbia Government records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (2 metric tonnes) from 181,120 tonnes of ore.

The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves.  Surface and underground exploration programs are being evaluated for the 2004 season.

On behalf of the Board,

/s/ “Len Danard"

President & CEO

For further information please contact:

Anglo Swiss Resources Inc.

Telephone:  604-683-0484

or Investor Relations at

Fax:  604-683-7497

Daimler Partners

Mr. Peter Holt

Telephone:  604-605-8522

Internet:  www.anglo-swiss.com

Email:  angloswiss@shaw.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.